FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Act of 1934

For the month of September 2005

Commission File Number: 333-13878

CANWEST MEDIAWORKS INC.

(Formerly CanWest Media Inc.)

(Translation of Registrant’s name into English)

3100 CanWest Global Place

201 Portage Avenue

Winnipeg, Manitoba,

Canada R3B 3L7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ______________________.

This report on Form 6-K and the information included herein is hereby incorporated by reference into Amendment No. 1 to the registrant's registration statement on Form F-3 filed on February 26, 2004, SEC File Number 333-109123, and the prospectus included therein, and is considered a part of such prospectus from the date of submission of this report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description
99.1	CanWest MediaWorks Inc. Press Release dated September 8, 2005.
99.2	Extract from CanWest Global Communications Corp., parent company of CanWest MediaWorks Inc., Press Release dated September 8, 2005.
99.3	Additional Information on Income Trust Transactions.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2005	CANWEST MEDIAWORKS INC. By: /s/ John E. Maguire John E. Maguire Chief Financial Officer